# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FREYR Battery, Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 6&8 East Court Square, Suite 300, Newnan, Georgia (GA), 30263
Date of event which requires filing of this statement: 12/27/2024
Filed by CIK 0001888978
Persons authorized to receive notices and communications: Koch, Inc., Attn: Raffaele G. Fazio, 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-5310

## Reporting persons
- Wood River Capital, LLC (CIK 0001888978): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 8,989,671; shared voting power 0; sole dispositive power 8,989,671; shared dispositive power 0; aggregate amount beneficially owned 8,989,671 (5.76% of the class)
  Comment: The percentage reflected in row 13 in the table above is calculated using 155,928,253 shares of common stock, par value $0.01 per share (the 'Public Shares'), of FREYR Battery, Inc. (the 'Issuer') comprising (i) 140,490,406 Public Shares outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ( the 'SEC') on November 12, 2024, and (ii) an additional 15,437,847 Public Shares issued in connection with the transaction reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 27, 2024.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 8,989,671; shared voting power 0; sole dispositive power 8,989,671; shared dispositive power 0; aggregate amount beneficially owned 8,989,671 (5.76% of the class)
  Comment: The amounts reported in rows 7,9 and 11 in the table above represent 8,989,671 Public Shares held by Wood River Capital, LLC ('Woord River'). These securities may be deemed to be benefically owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficail ownership of Woord River.
  The percentage reflected in row 13 in the table above is calculated using 155,928,253 Public Shares, of the Issuer) comprising (i) 140,490,406 Public Shares outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ( the 'SEC') on November 12, 2024, and (ii) an additional 15,437,847 Public Shares issued in connection with the transaction reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 27, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FREYR Battery, Inc.
Address of issuer's principal executive offices: 6&8 East Court Square, Suite 300, Newnan, Georgia (GA), 30263
Comment: EXPLANATORY NOTE - This Schedule 13D is intended to serve as Amendment No. 4 to the Statement on Schedule 13D (this "Amendment No. 4") related to the common stock, par value $0.01 per share (the "Public Shares"), of FREYR Battery, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by certain of the Reporting Persons (as defined below) on July 19, 2021, as amended and restated by Amendment No. 3 thereto filed on August 5, 2024 (as amended and restated, the "Initial Schedule 13D", and as further amended by this Amendment No. 4, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Schedule 13D is amended and restated as follows: This Schedule 13D is jointly filed by Wood River Capital, LLC ("Wood River"), SCC Holdings, LLC ("SCC"), KIM, LLC ("KIM"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.
Koch, Inc., KCLLC, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Wood River by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, and (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of KIM, (v) KIM's beneficial ownership of SCC and (vi) SCC's beneficial ownership of Wood River. The information contained in the Schedule 13D shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, KCLLC, or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13D.
The information set forth in the amended and restated Schedule A, filed as Exhibit 1 to Amendment No. 4, regarding the directors, managers and executive officers of each Reporting Person as of the date of Amendment No. 4 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.
Residence or business address: Item 2(b) of the Initial Schedule 13D is amended and restated as follows: The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. The business address for each of the directors, managers and executive officers listed on Schedule A is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Present principal occupation or employment:
Item 2(c) of the Initial Schedule 13D is amended and restated as follows: Wood River is principally engaged in the business of investing in other companies. SCC is principally engaged as a holding company for Wood River. KIM is principally engaged as a holding company for SCC. KIG is principally engaged as a holding company for KIM. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof and the . The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: Item 2(d) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Initial Schedule 13D is amended and restated as follows: Each of Wood River, SCC Holdings, KIM, KIG, KIGH and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A (see Initial Schedule 13D).

## Item 4. Purpose of Transaction
Purpose of transaction: N/A (see Initial Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons hold 8,989,671 Public Shares, representing approximately 5.76% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 155,928,253 Public Shares of the Issuer, comprising (i) 140,490,406 Public Shares outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, and (ii) an additional 15,437,847 Public Shares issued in connection with the transaction reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 27, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons possess sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 8,989,671 Public Shares reported in the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as set forth in this Amendment No. 4, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 4. On November 7, 2024, the Reporting Persons sold 31,660 Public Shares at a weighted average price per share of $2.36. On November 12, 2024, the Reporting Persons sold 16,860 Public Shares at a weighted average price per shaere of $2.36. On November 14, 2024, the Reporting Persons sold 571,616 Public Shares at a weighted average price per share of $2.37. On November 19, 2024, the Reporting Persons sold 207,412 Public Shares at a weighted average price per share of $2.36. On November 21, 2024, the Reporting Persons sold 522,452 Public Shares at a weighted average price per share of $2.45. On December 26, 2024, the Reporting Persons sold 50,000 Public Shares at a weighted average price per share of $3.01. On December 27, 2024, the Reporting Persons sold 450,000 Public Shares at a weighted average price per share of $2.97. On December 30, 2024, the Reporting Persons sold 600,000 Public Shares at a weighted average price per share of $2.72. On December 31, 2024, the Reporting Persons sold 60,329 Public Shares at a weighted average price per share of $2.58. The Reporting Persons undertake, upon request by the staff of the Securities and Exchange Commission, to provide full information regarding the number of Public Shares sold at each separate price. The transactions referenced in this Item 5(c) were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented by the filing of the following document:
1) Schedule A (attached).

## Signatures
- Wood River Capital, LLC: /s/ Raffaele G. Fazio, Vice President and Secretary (12/31/2024)
- Koch, Inc.: /s/ Raffaele G. Fazio, Assistant Secretary (12/31/2024)